THIRD QUARTER REPORT     September 30, 2005
Dear Shareholders:
Funds from operations (“FFO”) for the three months ended September 30, 2005 was consistent with the same period in 2004 at $0.41 per share. Net income for the three months ended September 30, 2005 was $33 million ($0.14 per share) compared to $11 million ($0.05 per share) for the same period in 2004.
Brookfield’s portfolio-wide occupancy rate was 94.0% as at September 30, 2005 compared to 92.7% at the end of 2004. In Brookfield’s primary markets of New York, Boston, Washington, D.C., Toronto and Calgary, the occupancy rate at September 30, 2005 was 95.4% compared to 94.0% at the end of 2004.
INVESTMENT AND FINANCING ACTIVITY
Completed the acquisition of O&Y Properties Corporation on October 21, 2005.     A newly-formed company (“Newco”) owned by a Consortium which includes the Company’s subsidiary BPO Properties Ltd. (“BPO Properties”) and two institutional investors (the “Consortium”), completed the acquisition of O&Y Properties Corporation on October 21, 2005 at a price of C$12.72 per share in cash. O&Y Properties Corporation’s principal assets include First Canadian Place in Toronto and a 41% interest in O&Y Real Estate Investment Trust (“O&Y REIT”).
On October 21, 2005, the Company also announced that Newco had taken up all of the 30.3 million limited voting units of O&Y REIT validly deposited under its take-over bid for limited voting units of O&Y REIT. The Consortium intends to cause O&Y REIT to effect a subsequent acquisition transaction whereby all issued and outstanding limited voting units of O&Y REIT will be redeemed for C$16.25 per unit in cash and the properties held by O&Y REIT will be transferred to the members of the Consortium directly. A special meeting of O&Y REIT unitholders to approve the subsequent acquisition transaction has been scheduled for November 28, 2005. All of the limited voting units acquired by Newco under the take-over bid will be voted in favor of the subsequent acquisition transaction and may be counted towards the “majority of minority” approval requirement, thereby ensuring that the subsequent acquisition transaction will be approved.
The C$2 billion acquisition of the O&Y portfolio, one of the largest real estate deals in Canadian history, adds 24 office properties consisting of 29 buildings and development sites totaling 10.8 million square feet in five Canadian cities to Brookfield’s roster of premier properties.
BPO Properties will provide 25% of the equity (which approximates C$200 million) and serve as property and asset manager for the portfolio, thereby significantly expanding Brookfield’s assets under management.
Reached an agreement to sell the company’s 50% interest in Colorado State Bank building for approximately $22 million as part of the company’s strategy to redeploy equity from this secondary market into existing primary and selected new markets. Colorado State Bank building is a 26-story, 412,000 square foot property in the downtown Denver financial district. The transaction is expected to close by November 30, 2005.

Acquired remaining 50% interest in the Bay Adelaide development site on October 31, 2005 for C$105 million, providing the company with full flexibility to realize long-term value in the ownership of this 1.8 million square foot site which spans two city blocks in the heart of downtown Toronto.
Repurchased 483,500 common shares of the company at an average price of $29.05 during the third quarter of 2005, bringing the total number of shares repurchased in 2005 to approximately 2.2 million at an average price of $26.98. Since the inception of the company’s normal course issuer bid in 1999, the company has repurchased approximately 20 million common shares.
OPERATING HIGHLIGHTS
Earned $163 million of net operating income from commercial property operations for the three months ended September 30, 2005 and leased approximately 800,000 square feet of space. Year-to-date leasing stands at 2.9 million square feet, approximately three times the amount contractually expiring.
Transactional highlights from the quarter include:
New York
•	New 17-year lease of 197,200 square feet with American Express at Three World Financial Center. American Express occupies 408,000 square feet or 34% of Brookfield’s portion of Three World Financial Center.
Washington, D.C.
•	New nine-year lease for 32,900 square feet with Finmeccanica at 1625 Eye Street, N.W.
Toronto
•	Ten-year renewal and expansion for 31,000 square feet with the Boston Consulting Group at Bay Wellington Tower.

•	New 15-year lease for 29,000 square feet with TNS Canadian Facts at Hudson Bay Centre.
Calgary
•	New ten-year lease for 23,300 square feet with Crescent Point Energy at Petro-Canada Centre.
Minneapolis
•	Ten-year extension for 15,400 square feet with M & I Bank at Gaviidae Common.
Earned $24 million of net operating income from residential development operations in the third quarter of 2005, an increase of $13 million over the same period in 2004. For the first nine months of 2005, net operating income was $61 million, an increase of $32 million over the same period in 2004. The division’s primary markets of Calgary and Edmonton continue to be the beneficiaries of an extremely strong local economy due to the explosive growth of oil sands industry in the province of Alberta.
BROOKFIELD’S NEWEST ASSET: FIRST CANADIAN PLACE
First Canadian Place is located in the downtown Toronto financial district at Bay and King Street, two blocks from Brookfield’s BCE Place and directly connected to Brookfield’s Exchange Tower. The 2.8 million square foot 72-story center was constructed in 1975. Three levels of high-end retail shops and restaurants serve as an amenity to the prominent roster of office tenants at First Canadian Place. Renowned as the tallest office, banking and shopping complex in Canada, this landmark property is a distinctive addition to Brookfield’s premier portfolio.
ACCOUNTING CHANGE
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” with retroactive restatement of prior periods. This amendment requires classification for financial instruments that are to be settled by a variable number of the company’s common shares upon their conversion by the holder as liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ equity were reclassified as liabilities under the caption “Capital Securities.” Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004.

2	Q3/2005 Interim Report

DIVIDEND DECLARATION
The Board of Directors of Brookfield declared a quarterly common share dividend of $0.18 per share payable on the last business day of December 2005 to shareholders of record at the close of business on December 1, 2005. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on the last business day of December 2005 to shareholders of record at the close of business on December 15, 2005.
OUTLOOK
Looking forward, Brookfield is well-positioned to capitalize on many opportunities. We are adding tremendous value to our portfolio with the soon-to-be completed acquisition of the O&Y portfolio. We are in pre-development planning and/or pre-leasing negotiations with much of our six million square feet of development sites. Although we have some work to do in the near-term, the company remains well-positioned for long-term growth.

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO

November 1, 2005

Brookfield Properties Corporation	3

Management’s Discussion and Analysis of Financial Results
OVERVIEW
Brookfield Properties is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At September 30, 2005, the book value of Brookfield’s assets was $8.8 billion, approximately 82% of which was invested in premier office properties. The company generated $97 million of funds from operations ($0.41 per diluted share) during the three months ended September 30, 2005 and $297 million of funds from operations ($1.26 per diluted share) during the first nine months of 2005. Net income for the three and nine month periods ended September 30, 2005 was $33 million ($0.14 per diluted share) and $117 million ($0.49 per diluted share), respectively.
The following discussion and analysis is intended to provide readers with an assessment of Brookfield’s performance during the third quarter of the past two years as well as the company’s financial position and future prospects. It should be read in conjunction with the unaudited consolidated interim financial statements and appended notes which are included on page 23 of this report. Much of the discussion of operating performance is based on net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The company uses net operating income and funds from operations to assess the operating results of the company as net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from FFO to net income on page 13. Net operating income and FFO are both non-GAAP measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Additional information, including the company’s Annual Report and Annual Information Form, is available on the company’s web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OPERATING STRATEGY
Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of high-growth cities in North America. At September 30, 2005, Brookfield’s portfolio consists of 46 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity. The commercial property portfolio is focused in seven North American cities, with New York, Boston, Washington, D.C., Toronto and Calgary comprising 87% of the portfolio’s net operating income. Brookfield intends to continue its strategy of concentrating its operations within a select number of supply-constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of the company’s tenant relationships within these markets.
Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto, Calgary and New York. The company also owns a land development and housing operation.
Additionally, Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages, both directly and with a joint venture partner, in excess of 150 million square feet of space across North America. This includes the company’s own commercial properties, properties managed for institutional investors and third-party managed properties. This scale provides Brookfield with the platform to deliver superior service to tenants across the portfolio.
The accompanying analysis excludes the effect of the company’s acquisition of an interest in the O&Y portfolio which is discussed in greater detail in Note 19 of the interim financial statements.
OPERATING RESULTS
All figures are expressed in U.S. dollars unless otherwise noted. Highlights of Brookfield’s financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2005	2004	2005	2004

Total revenue	$378	$345	$1,075	$1,052
Funds from operations	97	98	297	363
Funds from operations per share — diluted	0.41	0.41	1.26	1.53
Net income	33	11	117	136
Net income per share — basic	0.14	0.05	0.50	0.58
Net income per share — diluted	0.14	0.05	0.49	0.58

(Millions)	Sept. 30, 2005		Dec. 31, 2004

Commercial properties	$7,062	(1)	$6,693
Total assets	8,802		8,504
Commercial property debt	4,743	(2)	4,550
Capital securities	1,101		1,069
Shareholders’ equity	2,280		2,312

(1)	Includes $19 million of commercial properties held for sale at September 30, 2005

(2)	Includes $12 million of commercial property debt related to assets held for sale at September 30, 2005

4	Q3/2005 Interim Report

ASSET PROFILE
Total assets increased by approximately $298 million to $8.8 billion at September 30, 2005. The increase in total assets is primarily attributable to the expansion of the company’s residential development operations as well as the impact of the strengthening Canadian dollar. The following is a summary of the company’s assets:

(Millions)	Sept. 30, 2005	Dec. 31, 2004

Commercial properties	$7,043	$6,693
Development properties	547	716
Receivables and other	822	698
Marketable securities	207	285
Cash and cash equivalents	164	112
Assets held for sale	19	—

Total	$8,802	$8,504

COMMERCIAL PROPERTIES
The consolidated carrying value of the company’s North American properties is approximately $250 per square foot, which is significantly less than the estimated replacement cost of these assets. Brookfield’s core properties are on average 1.4 million square feet in size. The reclassification of both Three World Financial Center and Hudson’s Bay Centre to commercial properties accounts for substantially all of the change in both commercial and office development properties from December 31, 2004. A breakdown of the company’s commercial properties by region is as follows:

	Leasable	Brookfield
	Area	Owned Interest	Sept. 30, 2005		Dec. 31, 2004
Region	(000’s Sq.Ft.)	(000’s Sq.Ft.)	(Millions)		(Millions)

New York, New York	12,453	10,738	$3,833		$3,542
Boston, Massachusetts	2,163	1,103	327		328
Washington, D.C.	1,557	1,557	443		439
Toronto, Ontario	7,882	5,050	1,125		1,068
Calgary, Alberta	6,331	3,166	457		448
Denver, Colorado	3,017	2,811	365	(1)	370
Minneapolis, Minnesota	3,008	3,008	423		414
Other	926	926	89		84

Total	37,337	28,359	$7,062		$6,693

(1)	Includes $19 million of commercial properties held for sale at September 30, 2005
ASSETS HELD FOR SALE
During the third quarter of 2005, the company reached an agreement to sell its 50% interest in Colorado State Bank Building in Denver for approximately $22 million. The transaction is expected to close by November 11, 2005. As at September 30, 2005, the company has classified this asset as held for sale on its consolidated balance sheet.
Assets of $19 million consisting of real estate, net of accumulated depreciation, and liabilities of $12 million consisting of mortgage notes payable have been reclassified to assets held for sale and liabilities related to assets held for sale, respectively. There was no material income statement, cashflow, or working capital impact for the three and nine months ended September 30, 2005 and 2004.

Brookfield Properties Corporation	5

DEVELOPMENT PROPERTIES
Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business. The total book value of this development land and infrastructure was $547 million at September 30, 2005, a decrease of $169 million from $716 million at December 31, 2004. The decrease is primarily attributable to the reclassification of both Three World Financial Center and Hudson’s Bay Centre to commercial properties. The details of Brookfield’s development properties are as follows:

	Buildable		Sept. 30, 2005	Dec. 31, 2004	Change
	Sq. Ft.		(Millions)	(Millions)	(Millions)

Commercial developments and infrastructure
Bay-Adelaide Centre, Toronto	1,800,000		$108	$101	$7
Three World Financial Center, New York	—		—	248	(248)
Hudson’s Bay Centre, Toronto	—		—	29	(29)
Other:
401 West 31st Street, New York	2,500,000
BCE Place III, Toronto	800,000
Bankers Court, Calgary	500,000
425 15th Street, Denver	400,000

	4,200,000		27	21	6

	6,000,000	(1)	$135	$399	$(264)
Residential development land and infrastructure
Under development			193	132	61
Held for development			219	185	34

Total			$547	$716	$(169)

(1)	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York
(a) Commercial developments and infrastructure
Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately six million square feet of high-quality, centrally-located development properties in New York, Toronto, Calgary and Denver, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved. The status of each development project as at September 30, 2005 is as follows:

	Location	Ownership	Sq. Ft.	Status

New York, New York
401 West 31st Street	Ninth Avenue across from Moynihan Train Station	100%	2,500,000	- Currently being zoned for 2.5 million square feet of office
Toronto, Ontario
Bay-Adelaide Centre(1)	Bay and Adelaide Streets	50%	1,800,000	- Planning
BCE Place III	Third tower of BCE Place project	65%	800,000	- Planning
Calgary, Alberta Bankers Court	East and West Parkades adjacent to Bankers Hall	50%	500,000	- Planning
Denver, Colorado
425 15th Street	One block west of Republic Plaza	100%	400,000	- Planning

Total			6,000,000(2)

(1)	Subsequent to September 30, 2005, the company increased its ownership in the Bay-Adelaide Centre to 100%. Refer to Note 19 of the interim financial statements for further detail

(2)	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

6	Q3/2005 Interim Report

The details of the company’s development and redevelopment expenditures on commercial and development properties are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Development and redevelopment expenditures
Construction costs	$9	$6	$23	$20
Interest capitalized	3	4	11	11
Property taxes and other	—	5	4	15

Total	$12	$15	$38	$46

(b) Residential development land and infrastructure
Brookfield’s land development operations are located in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado and Austin, Texas. The book value of these investments at September 30, 2005 totaled $412 million (December 31, 2004 — $317 million), of which $193 million was under development (December 31, 2004 — $132 million) and $219 million was held for development (December 31, 2004 — $185 million). The increase was primarily attributable to acquisitions, offset by residential inventory sold. The details of the residential development land under development and held for development are as follows:

	Under Development
	Number of Lots		Book Value (Millions)
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2005	2004	2005	2004

Alberta	3,315	2,585	$113	$90
Ontario	594	748	54	16
Colorado	933	818	26	22
Texas and other	1	30	—	4

Total	4,843	4,181	$193	$132

	Held for Development
	Number of Lots		Number of Acres		Book Value (Millions)
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2005	2004	2005	2004	2005	2004

Alberta	25,783	23,795	4,499	4,215	$153	$125
Ontario	5,703	5,738	1,169	1,164	35	28
Colorado	3,079	3,222	599	666	22	24
Texas and other	2,082	2,080	575	575	9	8

Total	36,647	34,835	6,842	6,620	$219	$185

RECEIVABLES AND OTHER
Receivables and other assets increased to $822 million at September 30, 2005 from $698 million at December 31, 2004. Receivables and real estate mortgages increased to $537 million at September 30, 2005 from $435 million at December 31, 2004 primarily as a result of the expansion of the company’s land and housing operations and additional straight-line and free rent receivable recognized during the nine months ended September 30, 2005. The components of receivables and other assets are as follows:

	Sept. 30,	Dec. 31,
(Millions)	2005	2004

Receivables and real estate mortgages	$537	$435
Prepaid expenses and other assets	280	259
Non-core real estate assets held for sale	5	4

Total	$822	$698

CAPITAL RESOURCES AND LIQUIDITY
Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.
Funds from operations represent the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in the company’s commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. Brookfield seeks to increase income from the company’s existing properties by maintaining quality standards which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Other sources of revenue include third-party fees generated by the company’s real estate management, leasing and development businesses. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow the company to reinvest and retain cash generated by operations without incurring cash taxes.

Brookfield Properties Corporation	7

Brookfield’s commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a 60% to 70% loan-to-appraised-value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance commercial property, and as a result, enhances equity returns.
At September 30, 2005, Brookfield had approximately $274 million (December 31, 2004 — $216 million) of indebtedness outstanding to Brookfield Asset Management Inc. (currently Brascan Corporation) and its affiliates, $172 million of which is included in the company’s capital securities and the remainder of the indebtedness balance is included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense, totaled $2 million and $6 million for the three and nine months ended September 30, 2005, compared with $2 million and $5 million for the same periods in 2004, and were recorded at the exchange amount.
CASH AND MARKETABLE SECURITIES
Brookfield maintains high levels of liquidity to ensure that it can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure the company maximizes its returns, cash balances are generally carried at a modest level, and excess cash is used to repay revolving credit lines and invested in short-term marketable securities, which provide a source of liquidity to fund investment initiatives. Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at amortized cost with a fair value which approximates their book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007.
As at September 30, 2005, cash balances increased to $164 million from $112 million at December 31, 2004, as funds were withdrawn from marketable securities, which decreased to $207 million from $285 million at December 31, 2004, to fund the company’s interest in the acquisitions of the O&Y portfolio and the remaining 50% interest of Bay-Adelaide Centre. Refer to Note 19 of the interim financial statements for further detail regarding these acquisitions.
LIABILITIES AND SHAREHOLDERS’ EQUITY
Brookfield’s asset base of $8.8 billion is financed with a combination of debt, capital securities, preferred shares and common equity. The components of Brookfield’s liabilities and shareholders’ equity are as follows:

(Millions)	Sept. 30, 2005	Dec. 31, 2004

Liabilities and Shareholders’ Equity
Liabilities
Commercial property debt	$4,731	$4,550
Accounts payable and other liabilities	497	424
Future income tax liability	123	96
Liabilities related to assets held for sale	12	—
Capital securities	1,101	1,069
Minority interests of others in properties	58	53
Preferred shares
Subsidiaries	331	320
Corporate	45	45
Common shares	1,904	1,947

Total	$8,802	$8,504

COMMERCIAL PROPERTY DEBT
Commercial property debt increased to $4.7 billion at September 30, 2005 from $4.6 billion at December 31, 2004. The increase consists of additional corporate borrowing, offset by principal amortization. Commercial property debt at September 30, 2005 had an average interest rate of 6.5% and an average term to maturity of 11 years. Predominantly all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.

8	Q3/2005 Interim Report

The details of commercial property debt are as follows:

				Brookfield
		Interest	Maturity	Proportionate
Commercial Property	Location	Rate %	Date	Share (Millions)	Mortgage Details

TD Canada Trust Tower	Toronto	6.47	2007	$110	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00	2007	51	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	114	Non-recourse, fixed rate
One World Financial Center	New York	4.86	2009	300	Recourse, floating rate
One Liberty Plaza	New York	6.75	2011	408	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	245	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	2011	75	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	66	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	57	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	672	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	349	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	307	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	156	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	2014	130	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	45	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	73	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	98	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	83	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	2028	152	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	87	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	2.38	2012	118	Non-recourse, floating rate
Corporate credit facility	—			267	Recourse, floating rate
Development and other debt	—			210	Various terms

Total(1)		6.50		$4,743

(1)	Includes $12 million of commercial property debt related to assets held for sale at September 30, 2005
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate % at
Year	Amortization	Maturities	Total	Sept. 30, 2005

Remainder of 2005	$41	$33	$74	7.7
2006	148	102	250	7.1
2007	155	175	330	7.0
2008	163	110	273	6.8
2009	172	579	751	5.0
2010 and thereafter	—	3,065	3,065	6.5

Total(1)	$679	$4,064	$4,743	6.5

(1)	Includes $12 million of commercial property debt related to assets held for sale at September 30, 2005
During the second quarter of 2005, the company refinanced One World Financial Center with a $300 million, three-year recourse mortgage debt at a rate of LIBOR + 100 basis points, a reduction of 100 basis points from the previous mortgage. The company also increased its bank credit facility by $200 million to $350 million at a rate of LIBOR + 110 basis points, a reduction of five basis points from the previous facility. The bank credit facility is in the form of a three-year revolving facility and was drawn in the amount of $267 million as at September 30, 2005 ($20 million at December 31, 2004).

Brookfield Properties Corporation	9

CONTRACTUAL OBLIGATIONS
The following table presents contractual obligations of the company over the next five years and thereafter:

		Payments Due By Period
		Less Than
(Millions)	Total	One Year	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$4,743	$74	$580	$1,024	$3,065
Land development debt	169	129	37	3	—
Capital securities(2)	929	—	—	172	757
Interest expense(3)
Commercial property debt	2,153	76	803	417	857
Capital securities(2)	417	12	144	96	165

(1)	Includes $12 million of commercial property debt related to assets held for sale at September 30, 2005

(2)	Excludes Class AAA Series E, as these are retractable at the holders option or redeemable at the company’s option at any time

(3)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
The table above excludes the company’s contractual obligations related to the acquisition of the O&Y portfolio. The company also has properties situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years, and $957 million in total over the remaining lease terms on an undiscounted basis.
CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS
Brookfield conducts its operations through entities that are fully or proportionately consolidated in the financial statements except for its investment in Brookfield LePage Johnson Controls, which is equity accounted. Brookfield LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield in partnership with Johnson Controls, the largest facilities management operator in the world. This joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.
The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the company may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 17 to the consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $497 million at September 30, 2005, compared with $424 million at December 31, 2004. The change is primarily due to the timing of interest payments and an increase in operating payables relating to the expansion of the company’s land and housing operations. Total debt attributable to the land development business at September 30, 2005 was $169 million, compared with $135 million at December 31, 2004. This financing is primarily recourse in nature to subsidiaries of the company and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 4.5% as at September 30, 2005 (December 31, 2004 — 4.2%). A breakdown of accounts payable and other liabilities is as follows:

(Millions)	Sept. 30, 2005	Dec. 31, 2004

Accounts payable and accrued liabilities	$328	$289
Land development debt	169	135

Total	$497	$424

FUTURE INCOME TAXES
At September 30, 2005, the company had a future income tax liability of $123 million compared to $96 million at December 31, 2004, representing an increase of $27 million, primarily reflecting the utilization of tax losses during the nine months ended September 30, 2005.

10	Q3/2005 Interim Report

CAPITAL SECURITIES
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” See Note 2 to the consolidated interim financial statements for further discussion. The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2005	Dec. 31, 2004

Class AAA Series E	8,000,000	70% of bank prime	$172	$167
Class AAA Series F	8,000,000	6.00%	172	167
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	173	167
Class AAA Series I	8,000,000	5.20%	172	167
Class AAA Series J	8,000,000	5.00%	172	167
Class AAA Series K	6,000,000	5.20%	130	124

Total			$1,101	$1,069

MINORITY INTERESTS OF OTHERS IN PROPERTIES
In addition to 100%-owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of the company’s Canadian assets other than BCE Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of the company’s interests in its New York, Boston and Washington, D.C. assets. The following table details the components of minority interests of others in properties:

(Millions)	Others’ Equity Ownership	Sept. 30, 2005	Dec. 31, 2004

Common shares of BPO Properties	11.0%	$47	$42
Limited partnership units of
Brookfield Financial Properties	0.6%	11	11

Total		$58	$53

Minority interests of others in BPO Properties increased by $5 million to $47 million from December 31, 2004, primarily due to increased earnings during the first nine months of 2005.
PREFERRED SHARES — SUBSIDIARIES AND CORPORATE
In addition to the preferred shares classified as capital securities, Brookfield has $376 million of preferred equity outstanding at September 30, 2005, consisting of $331 million issued by the company’s consolidated subsidiaries and $45 million issued by the company. These preferred shares represent low-cost capital to Brookfield, without dilution to the common equity base. Dividends paid on preferred shares issued by the company’s subsidiaries are a component of minority interests of others in properties expense, while dividends paid by the company are accounted for as capital distributions.
a) Subsidiaries
The company’s subsidiaries have the following preferred shares outstanding:

	Shares		Cumulative
(Millions, except share information)	Outstanding	Series	Dividend Rate	Sept. 30, 2005	Dec. 31, 2004

BPO Properties
	1,805,489	G	70% of bank prime	$39	$38
	3,816,527	J	70% of bank prime	82	80
	300	K	30-day BA + 0.4%	129	124
	2,847,711	M	70% of bank prime	62	59
	800,000	N	30-day BA + 0.4%	17	17

				$329	$318
100%-owned subsidiaries				2	2

Total				$331	$320

Brookfield Properties Corporation	11

During the three and nine months ended September 30, 2005, dividends of $3 million and $7 million, respectively, were paid on preferred shares issued by the company’s subsidiaries, compared with $2 million and $9 million during the same periods in 2004. The decrease is primarily related to the redemption of $120 million of preferred shares issued by the company’s 100%-owned subsidiaries in 2004.
b) Corporate
The company has the following preferred shares outstanding:

		Cumulative
(Millions, except share information)	Shares Outstanding	Dividend Rate	Sept. 30, 2005	Dec. 31, 2004

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

During the three and nine months ended September 30, 2005, the company paid preferred dividends of $1 million and $2 million, respectively, consistent with the same period in 2004.
COMMON SHARES
On February 9, 2005, the Board of Directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield common share for each two common shares held. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.
As at September 30, 2005, the company had 231,698,615 issued and outstanding common shares. On a diluted basis, the company had 236,453,918 common shares outstanding, calculated as follows:

	Sept. 30, 2005	Dec. 31, 2004(1)

Common shares outstanding	231,698,615	233,387,780
Unexercised options	4,755,303	4,692,869

Common shares outstanding — diluted	236,453,918	238,080,649

Common shares repurchased	2,173,500	2,114,850

(1)	Adjusted for the three-for-two common stock-split on March 31, 2005
The diluted book value per common share at September 30, 2005 was $8.36 compared with $8.41 at December 31, 2004. During the three months ended September 30, 2005, the company repurchased 483,500 shares under its normal course issuer bid at an average price of $29.05 per share. During the nine months ended September 30, 2005, the company repurchased 2,173,500 shares at an average price of $26.98 per share. Since the inception of the normal course issuer bid in 1999, approximately 20 million shares have been repurchased at an average price of $14.60 per share on a post-split adjusted basis.
The book value of Brookfield’s common equity was $1.9 billion at September 30, 2005, compared with a market equity capitalization of approximately $6.8 billion, calculated as total common shares outstanding multiplied by $29.47, the closing price per common share on the New York Stock Exchange on September 30, 2005.
OPERATING RESULTS
FUNDS FROM OPERATIONS
Funds from operations (“FFO”) is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. While Brookfield believes that FFO is the most relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate, the company believes that both FFO and net income are relevant measures. The company computes FFO substantially in accordance with the definition provided by the Real Property Association of Canada (“RealPac”). FFO does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada or the United States, and should not be considered as an alternative to GAAP measures.
During the three months ended September 30, 2005, FFO per diluted share was consistent with the same period in 2004 at $0.41 per share. During the nine months ended September 30, 2005, FFO was $297 million ($1.26 per diluted share) compared to $363 million ($1.53 per diluted share) during the same period in 2004. The decrease primarily relates to the lease termination income of $60 million ($0.25 per diluted share) recorded in the second quarter of 2004 and the leasing fee of $16 million ($0.07 per diluted share) realized upon the successful completion of a sublease at 300 Madison Avenue in the first quarter of 2004.

12	Q3/2005 Interim Report

After providing for preferred share dividends, Brookfield’s FFO per diluted share is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2005	2004(1)	2005	2004(1)

FFO	$97	$98	$297	$363
Preferred share dividends	(1)	(1)	(2)	(2)

FFO available to common shareholders	$96	$97	$295	$361

Weighted average shares outstanding — diluted	233.4	235.5	234.5	235.7
FFO per share — diluted	$0.41	$0.41	$1.26	$1.53

(1)	Adjusted for the three-for-two common stock-split on March 31, 2005
FUNDS FROM OPERATIONS AND NET INCOME
A summary of the components of Brookfield’s funds from operations and net income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2005	2004	2005	2004

Total revenue	$378	$345	$1,075	$1,052

Net operating income
Commercial property operations
Operating income from properties	163	168	497	513
Lease termination income	—	—	—	60

Total commercial property operations	163	168	497	573
Development operations	24	11	61	29
Interest and other	10	11	31	36

	197	190	589	638
Expenses
Interest	85	77	247	228
Administrative and development	11	10	33	31
Minority interests of others in properties	4	5	12	16

Funds from operations	97	98	297	363
Depreciation and amortization	42	37	119	106
Unrealized foreign exchange on preferred share restatement	—	28	—	22
Future income taxes and other provisions	22	22	61	99

Net income	$33	$11	$117	$136

Funds from operations per share — diluted
Prior to lease termination income	$0.41	$0.41	$1.26	$1.28
Lease termination income	—	—	—	0.25

Total	$0.41	$0.41	$1.26	$1.53

Net income per share — basic
Prior to lease termination income	$0.14	$0.05	$0.50	$0.43
Lease termination income	—	—	—	0.15

Total	$0.14	$0.05	$0.50	$0.58

Net income per share — diluted
Prior to lease termination income	$0.14	$0.05	$0.49	$0.43
Lease termination income	—	—	—	0.15

Total	$0.14	$0.05	$0.49	$0.58

Notes:

(i)	The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities

(ii)	Per share amounts include the effect of the three-for-two common stock split on March 31, 2005
COMMERCIAL PROPERTY OPERATIONS
During the three months ended September 30, 2005, total commercial property operations contributed $163 million of net operating income during the third quarter of 2005, compared with $168 million during the same period in 2004. During the nine month period ended September 30, 2005, total commercial property operations contributed $497 million of net operating income, compared with $573 million during the same period in 2004. The decrease relates to the leasing fee of $16 million realized upon the successful completion of a sublease at 300 Madison Avenue in the first quarter of 2004 and $60 million of lease termination income, as well as $5 million of miscellaneous fees earned during the second and third quarters of 2004.

Brookfield Properties Corporation	13

COMPONENTS OF COMMERCIAL NET OPERATING INCOME
The components of commercial property net operating income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Rental revenue	$273	$273	$813	$795
Property operating costs	110	105	316	282

Net operating income prior to lease termination income	$163	$168	$497	$513
Lease termination income	—	—	—	60

Net operating income	$163	$168	$497	$573

The change in net operating income consists of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, acquisitions net of dispositions, and straight-line rental income. The growth in net operating income during the third quarter and the first nine months in each of the past two years is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Net operating income, prior period	$165	$151	$492	$453
(a) Contractual increases on in-place leases	—	1	—	3
(b) Rental increases achieved on in-place rents when re-leased	—	1	—	2
(c) Change in occupancy	(1)	—	(1)	—
(d) Acquisitions, net of dispositions	—	6	5	18
(e) Straight-line rental income	(1)	6	(1)	16

Net operating income prior to lease termination income, end of period	$163	$165	$495	$492
(f) Non-recurring fee and other income	—	3	2	21
(g) Lease termination income	—	—	—	60

Net operating income, end of period	$163	$168	$497	$573

(a) Contractual increases on in-place leases
Brookfield’s leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The high-credit quality of tenants in the company’s portfolio in general lowers the risk of not realizing these increases. During the three and nine months ended September 30, 2004, net operating income increased by $1 million and $3 million, respectively, due to contractual increases.
(b) Rental increases achieved on in-place rents when re-leased
During the three and nine months ended September 30, 2005, rental rates on the re-leasing of space in the portfolio remained flat compared with $1 million and $2 million of additional net operating income for the three and nine months ended September 30, 2004, respectively. At September 30, 2005, average in-place net rents throughout the portfolio were $25 per square foot as compared with $23 per square foot at September 30, 2004. The average market net rent at September 30, 2005 was $26 per square foot as compared with $24 per square foot at September 30, 2004. The increases in rental rates are primarily due to the impact of foreign exchange fluctuations.
The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets as at September 30, 2005:

	Gross	Avg. Lease	Avg. In-Place	Avg. Market
	Leasable Area	Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown Manhattan	2,786	20	$39	$55
Downtown Manhattan	9,667	9	32	25
Boston, Massachusetts	2,163	5	30	30
Washington, D.C.	1,557	15	30	38
Toronto, Ontario	7,882	7	23	22
Calgary, Alberta	6,331	8	17	22
Denver, Colorado	3,017	4	14	15
Minneapolis, Minnesota	3,008	8	8	13
Other	926	12	11	18

Total(1)	37,337	10	$25	$26

(1)	Excludes developments

14	Q3/2005 Interim Report

(c) Change in occupancy
Changes in occupancy had a negative impact on net operating income of $1 million in both the three and nine month periods ended September 30, 2005 largely due to increased vacancies at 53 State Street in Boston and One World Financial Center in New York. Brookfield’s occupancy rate in its primary markets of New York, Boston, Washington, D.C., Toronto and Calgary increased by 140 basis points to 95.4% at September 30, 2005 compared with 94.0% at December 31, 2004 with the continuing lease-up of Three World Financial Center in New York and 1625 Eye Street in Washington, D.C. Brookfield’s occupancy rate in Denver, Minneapolis and other secondary markets increased by 70 basis points to 86.9% at September 30, 2005 compared with 86.2% at December 31, 2004 with the continuing lease-up of Minneapolis City Center where the retail redevelopment project is nearing completion. The contribution to net operating income from vacancy lease-ups is expected to increase in the future as properties previously acquired or developed with vacancies are leased.
The following table shows the occupancy levels at September 30, 2005 compared with December 31, 2004 for each of the company’s markets:

	Sept. 30, 2005		Dec. 31, 2004
	Total	%	Total	%
	(000’s Sq.Ft.)	Leased	(000’s Sq.Ft.)	Leased

New York, New York	12,453	94.9	12,453	92.1
Boston, Massachusetts	2,163	91.0	2,163	96.8
Washington, D.C.	1,557	97.6	1,557	93.2
Toronto, Ontario	7,882	94.2	7,882	93.3
Calgary, Alberta	6,331	99.3	6,331	98.4
Denver, Colorado	3,017	83.1	3,017	85.4
Minneapolis, Minnesota	3,008	89.2	3,008	85.8
Other	926	92.5	926	90.5

Total(1)	37,337	94.0	37,337	92.7

New York/Boston/Washington/Toronto/Calgary	30,386	95.4	30,386	94.0
Denver/Minneapolis/Other	6,951	86.9	6,951	86.2

Total(1)	37,337	94.0	37,337	92.7

(1)	Excludes developments
During the three months ended September 30, 2005, Brookfield leased 800,000 square feet of space, bringing the year-to-date total leasing to 2.9 million square feet, approximately three times the amount of space contractually expiring. The details of Brookfield’s leasing activities during the nine months ended September 30, 2005 are as follows:

	Dec. 31, 2004		Activities during the nine months ended Sept. 30, 2005						Sept. 30, 2005
					Expiring
					Net Rent		Leasing Net
				Accelerated	per Sq.		Rent per	Acq.
(000’s Sq. Ft.)	GLA(1)	Leased	Expiries	Expiries	Ft. - $	Leasing	Sq. Ft. - $	(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,786	2,749	—	(39)		66		1	2,786	2,777
Lower Manhattan	9,667	8,744	(277)	(73)		659		(1)	9,667	9,052
Boston, Massachusetts	2,163	2,103	(157)	(198)		246		(1)	2,163	1,993
Washington, D.C.	1,557	1,490	(6)	(36)		86		—	1,557	1,534
Toronto, Ontario	7,882	7,449	(265)	(463)		784		(1)	7,882	7,504
Calgary, Alberta	6,331	6,247	(14)	(251)		314		(1)	6,331	6,295
Denver, Colorado	3,017	2,657	(217)	(190)		350		—	3,017	2,600
Minneapolis, Minnesota	3,008	2,655	(43)	(216)		344		(1)	3,008	2,739
Other	926	863	(2)	(14)		30		(1)	926	876

Total	37,337	34,957	(981)	(1,480)	$20	2,879	$19	(5)	37,337	35,370

(1)	Excludes developments
(d) Acquisitions, net of dispositions
The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. The acquisition of properties in Washington, D.C. in 2004 contributed an additional $5 million of net operating income during the nine month period ended September 30, 2005 compared with $6 million and $18 million during the three and nine month periods ended September 30, 2004. The 2004 results included contribution from 300 Madison Avenue upon transfer from development properties, offset by the sale of a 49% interest in 245 Park Avenue in the fourth quarter of 2003.

Brookfield Properties Corporation	15

(e) Straight-line rental income
The company recognized $5 million of straight-line rental income during the three months ended September 30 2005, a decrease of $1 million as compared to the same period in 2004. During the nine months ended September 30, 2005, the company recognized $15 million of straight-line rental income compared to $16 million during the same period in 2004.
(f) Non-recurring fee and other income
Brookfield earns a variety of asset management and leasing fees from co-owned properties and tenants. During the first quarter of 2005, the company realized $2 million in miscellaneous fees. During the first, second and third quarters of 2004, the company realized a $16 million leasing fee upon the successful completion of a sublease at 300 Madison Avenue and miscellaneous fees totaling $2 million and $3 million, respectively.
(g) Lease termination income
During the first quarter of 2004, the company entered into a twenty-year lease with Cadwalader, Wickersham & Taft for approximately 460,000 square feet in One World Financial Center in New York. The transaction resulted in termination income of $60 million in the second quarter of 2004 upon termination of the existing lease.
TENANT RELATIONSHIPS
An important characteristic of Brookfield’s portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, JPMorgan Chase, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil. The following list shows the largest tenants by leasable area in Brookfield’s portfolio and their respective lease commitments:

		Year of	000’s	% of
Tenant	Primary Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Credit Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	11.7%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2028	2,066	5.5%	A+
JPMorgan Chase	New York	2021	1,011	2.7%	A+
RBC Financial Group	Five major markets	2020	920	2.5%	AA-
Petro-Canada	Calgary	2013	871	2.3%	BBB
Target Corporation	Minneapolis	2013	840	2.2%	A+
Imperial Oil	Calgary	2011	633	1.7%	AAA
Talisman Energy	Calgary	2015	486	1.3%	BBB+
American Express	New York	2022	408	1.1%	A+
Pepco Holdings Inc.	Washington, D.C.	2028	364	1.0%	BBB+
Teachers Insurance Annuity Association	Denver	2008	323	0.9%	AAA
Canadian Natural Resources	Calgary	2011	277	0.7%	BBB+
Goldman Sachs	New York	2015	274	0.7%	A+
EnCana Corporation	Calgary	2013	256	0.7%	A-
Lehman Brothers	New York	2010	253	0.7%	A+
Anadarko Canada Corporation	Calgary	2011	235	0.6%	BBB+
Bank of Nova Scotia	New York	2014	230	0.6%	AA-
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	AA
Bell West/Bell Canada	Calgary/Toronto	2012	199	0.5%	A
Dow Jones & Company	New York	2020	195	0.5%	A-
TD Canada Trust	Toronto/Calgary	2010	192	0.5%	A+
Government and related services	Various	Various	979	2.6%	BBB- or higher
Other investment grade	Various	Various	2,938	8.0%	BBB- or higher

			18,526	49.6%
Unrated
Cadwalader, Wickersham & Taft	New York	2024	465	1.3%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.2%	—
Goodwin Procter	Boston	2015	386	1.0%	—
Wellington Management	Boston	2011	351	0.9%	—
National Assoc. of Securities Dealers	New York/Denver	2021	277	0.7%	—
Major League Baseball	New York	2012	109	0.4%	—

Total			20,560	55.1%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poor’s, Moody’s or Dominion Bond Rating Service (DBRS) as at September 30, 2005
Brookfield’s strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual

16	Q3/2005 Interim Report

expiration, and while each market is different, the majority of the company’s leases, when signed, extend between 10 to 20-year terms. As a result of this strategy, approximately 5% of Brookfield’s leases mature annually.
Following is the breakdown of lease maturities by market with associated in-place rental rates:

				New York/Boston/
	Total Portfolio			Washington, D. C.			Toronto/Calgary			Denver/Minneapolis/Other
			Net Rate			Net Rate			Net Rate			Net Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$

Currently available	1,967	6.0%		817	5.4%		414	3.5%		736	13.1%
Remainder of 2005	241	0.7%	$19	8	0.1%	$27	158	1.3%	$22	75	1.3%	$13
2006	1,087	3.3%	15	430	2.9%	16	407	3.4%	16	250	4.4%	13
2007	807	2.5%	21	161	1.1%	31	375	3.2%	21	271	4.8%	15
2008	2,067	6.4%	21	827	5.5%	27	654	5.5%	19	586	10.4%	13
2009	1,318	4.0%	15	121	0.8%	32	750	6.3%	16	447	7.9%	9
2010	2,159	6.6%	27	661	4.4%	39	1,114	9.4%	23	384	6.8%	16
2011	2,920	9.0%	22	609	4.0%	42	2,076	17.5%	17	235	4.2%	15
2012 & beyond	24,771	61.5%	25	12,539	75.8%	34	8,265	49.9%	19	3,967	47.1%	11

Total (1)	37,337	100.0%	$25	16,173	100.0%	$34	14,213	100.0%	$19	6,951	100.0%	$11

Weighted average market net rent			$26			$32			$21			$14

(1)	Excludes developments
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of its leases, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant installation costs and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. During the three and nine months ended September 30, 2005, expenditures for tenant improvements totaled $22 million and $103 million, respectively, compared with $32 million and $51 million expended during the same periods in 2004 primarily due to the lease-up of Three World Financial Center and an increase in the level of leasing activities.
On an annual basis, one to two million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last two years was approximately $10 per square foot. Commercial property tenant installation costs are summarized as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Commercial property tenant installation costs
Leasing commissions	$4	$—	$10	$10
Tenant improvements — first generation space	13	—	74	—
Tenant improvements — second generation space	5	32	19	41

Total	$22	$32	$103	$51

Brookfield also invests in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction and major renovation of Brookfield’s core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. During the three and nine months ended September 30, 2005, capital maintenance expenditures totaled $6 million and $13 million, respectively, compared with $10 million and $17 million during the same periods in 2004. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.
Capital expenditures include revenue-enhancing capital expenditures which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to maintain the service life of an asset. The details of the company’s capital expenditures are summarized as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Capital expenditures
Revenue enhancing	$4	$4	$9	$7
Non-revenue enhancing	2	6	4	10

Total	$6	$10	$13	$17

Brookfield Properties Corporation	17

DEVELOPMENT OPERATIONS
Brookfield’s land development operations are located in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado and Austin, Texas. Most of the land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, the company’s development operations continue to benefit from the low interest rate environment and strong demand in the North American housing market.
During the three months ended September 30, 2005, development operations contributed $24 million of income, an increase of $13 million over the same period in 2004. Development operations contributed $61 million of income for the first nine months ending September 30, 2005, an increase of $32 million over the same period in 2004. These increases are due to a combination of volume and operating margins. The increase in volume reflects the continued strength in the Alberta housing market where oil and gas prices remain high and unemployment rate remains low, while the increases in operating margins are attributable to the low cost basis of the company’s land inventory. The components of development net operating income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Sales revenue	$95	$61	$231	$161
Operating costs	71	50	170	132

Net operating income	$24	$11	$61	$29

Lot sales during the third quarter of 2005 increased to 740 units compared to 726 units during the same period in 2004. Lot sales during the nine months ended September 30, 2005 increased by 30% to 2,022 units compared to 1,557 units during the same period in 2004. Home sales increased 52% to 255 units in the third quarter of 2005 compared to 168 units during the same period in 2004. Home sales during the nine months ended September 30, 2005 increased 8% to 550 units compared to 511 units during the same period in 2004. The increase in home sales is attributable to the current year being the first full year of production for the Edmonton market. Lot and home sales during the three and nine month periods for the past two years, including lots sold to third-party homebuilders, are as follows:

	Lot Sales
	Three months ended Sept. 30		Nine months ended Sept. 30
(Units)	2005	2004	2005	2004

Alberta	720	492	1,955	1,270
Colorado	20	234	67	287

Total	740	726	2,022	1,557

	Home Sales
	Three months ended Sept. 30		Nine months ended Sept. 30
(Units)	2005	2004	2005	2004

Alberta	146	103	396	347
Ontario	109	65	154	164

Total	255	168	550	511

INTEREST AND OTHER
Interest and other income include interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. During the three months ended September 30, 2005, interest and other income was $10 million compared with $11 million during the same period in 2004. Interest and other income for the nine months ended September 30, 2005 was $31 million, compared with $36 million for the same period in 2004. The decrease is primarily attributable to the completion of the company’s residential condominium development project in Toronto during the first quarter of 2004.
INTEREST EXPENSE
Interest expense, including preferred share dividends reclassified to interest expense as discussed in Note 2 of the interim financial statements, increased to $85 million during the third quarter of 2005, compared with $77 million during the same period in 2004. Interest expense, including preferred share dividends, was $247 million for the nine months ended September 30, 2005, compared with $228 million during the same period in 2004. This increase relates to additional interest carry on the company’s corporate borrowing, the Washington, D.C. acquisition and the cessation of interest capitalization on Three World Financial Center, as well as dividends paid on the Class AAA Series J preferred shares which were issued during the second quarter of 2004 and the Class AAA Series K preferred shares which were issued during the fourth quarter of 2004.
ADMINISTRATIVE AND DEVELOPMENT EXPENSES
Administrative costs during the third quarter of 2005 increased slightly to $11 million compared to $10 million during the same period in 2004. Administrative costs during the nine months ended September 30, 2005 increased marginally to $33 million from $31 million in 2004.

18	Q3/2005 Interim Report

MINORITY INTERESTS OF OTHERS IN PROPERTIES
Minority interests of others in properties consist of earnings attributable to interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and 100%-owned subsidiaries.
During the three months ended September 30, 2005, dividends paid on shares issued by the company’s subsidiaries increased to $3 million from $2 million during the same period in 2004, which included the impact of the redemption of $120 million of preferred shares issued by the company’s subsidiaries in October 2004. During the nine months ended September 30, 2005, dividends paid on shares issued by the company’s subsidiaries decreased to $8 million from $45 million during the same period in 2004, which included the payment of a special dividend in March 2004.
Minority interest of others in subsidiary earnings was $1 million and $4 million during the three and nine months ended September 30, 2005, respectively, compared with $3 million and $(29) million during the same periods in 2004. The 2004 results included the lease termination income earned by Brookfield Financial Properties in the third quarter of 2004 and the payment of a special dividend by BPO Properties in March 2004.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Type	2005	2004	2005	2004

BPO Properties	Redeemable preferred shares(1)	$3	$2	$7	$6
BPO Properties	Common shares	—	—	1	36
100%-owned subsidiaries	Redeemable preferred shares(1)	—	—	—	3

Dividends — shares of subsidiaries		$3	$2	$8	$45

BPO Properties	Participating interests	$—	$3	$3	$(31)
Brookfield Financial Properties	Participating interests	1	—	1	2

Minority interests of others in subsidiary earnings		$1	$3	$4	$(29)

Total		$4	$5	$12	$16

(1)	Non-participating
DEPRECIATION EXPENSE
Depreciation expense was $42 million during the third quarter of 2005, an increase of $5 million over the $37 million recorded for the same period in 2004. Depreciation expense was $119 million during the nine months ended September 30, 2005, an increase of $13 million over the $106 million incurred for the same period in 2004. The majority of the increase was due to the addition of the Washington, D.C. properties in the third quarter of 2004 and the addition of Three World Financial Center and Hudson’s Bay Centre from development properties.
NET INCOME
Net income during the third quarter totaled $33 million ($0.14 per diluted share) compared to $11 million ($0.05 per diluted share) during the same period in 2004. Net income during the nine months ended September 30, 2005 totaled $117 million ($0.49 per diluted share) compared to $136 million ($0.58 per diluted share) during the same period in 2004. The decrease relates to the $60 million in lease termination income realized in the second quarter of 2004 ($0.15 per diluted share) and the leasing fee of $16 million ($0.04 per diluted share) realized upon the successful completion of the sublease at 300 Madison Avenue in the first quarter of 2004.
Brookfield’s net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2005	2004	2005	2004

Net income	$33	$11	$117	$136
Preferred share dividends	(1)	(1)	(2)	(2)

Net income available to common shareholders	$32	$10	$115	$134

Weighted average common shares outstanding — basic	232.0	233.7	232.4	234.0
Net income per share — basic	$0.14	$0.05	$0.50	$0.58

Weighted average common shares outstanding — diluted	233.4	235.5	234.5	235.7
Net income per share — diluted	$0.14	$0.05	$0.49	$0.58

Weighted average common shares outstanding — basic	232.0	233.7	232.4	234.0
Unexercised options	1.4	1.8	2.1	1.7

Weighted average common shares outstanding — diluted	233.4	235.5	234.5	235.7

Brookfield Properties Corporation	19

QUARTERLY RESULTS
The results by quarter are as follows:

	2005			2004				2003
(Millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$378	$362	$335	$390	$345	$381	$326	$447	$320	$301	$295

Net operating income
Commercial property operations
Operating income from commercial properties	163	165	169	170	168	166	179	144	141	141	142
Operating income from properties sold	—	—	—	—	—	—	—	—	10	11	8
Lease termination income and gains	—	—	—	—	—	60	—	100	—	—	—

Total commercial property operations	163	165	169	170	168	226	179	244	151	152	150
Development operations	24	24	13	13	11	10	8	10	7	7	7
Interest and other	10	10	11	11	11	11	14	17	16	14	15

	197	199	193	194	190	247	201	271	174	173	172
Expenses
Interest	85	82	80	81	77	77	74	68	70	72	73
Administrative and development	11	11	11	10	10	11	10	11	11	11	11
Minority interests of others in properties	4	5	3	4	5	6	5	5	6	5	5

	97	101	99	99	98	153	112	187	87	85	83
Depreciation and amortization	42	41	36	39	37	35	34	21	20	20	18
Unrealized foreign exchange on preferred share restatement	—	—	—	41	28	(2)	(4)	8	1	11	9
Future income taxes and other provisions	22	19	20	17	22	47	30	46	21	17	18

Net income	$33	$41	$43	$2	$11	$73	$52	$112	$45	$37	$38

Funds from operations per share — diluted
Prior to lease termination income and gains	$0.41	$0.43	$0.42	$0.42	$0.41	$0.40	$0.47	$0.37	$0.37	$0.35	$0.34
Lease termination income and gains	—	—	—	—	—	0.25	—	0.42	—	—	—

	$0.41	$0.43	$0.42	$0.42	$0.41	$0.65	$0.47	$0.79	$0.37	$0.35	$0.34

Net income per share — basic
Prior to lease termination income and gains	$0.14	$0.18	$0.18	$—	$0.05	$0.16	$0.22	$0.18	$0.19	$0.15	$0.15
Lease termination income and gains	—	—	—	—	—	0.15	—	0.29	—	—	—

	$0.14	$0.18	$0.18	$—	$0.05	$0.31	$0.22	$0.47	$0.19	$0.15	$0.15

Net income per share — diluted
Prior to lease termination income and gains	$0.14	$0.17	$0.18	$—	$0.05	$0.16	$0.22	$0.18	$0.19	$0.15	$0.15
Lease termination income and gains	—	—	—	—	—	0.15	—	0.29	—	—	—

	$0.14	$0.17	$0.18	$—	$0.05	$0.31	$0.22	$0.47	$0.19	$0.15	$0.15

Notes:

(i)	The 2004 and 2003 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities

(ii)	Per share amounts include the effect of the three-for-two common stock split on March 31, 2005
REAL ESTATE INDUSTRY AND RISKS
Brookfield’s strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments from the tenants of those assets. Brookfield remains exposed to certain risks inherent in the commercial property business.
In evaluating Brookfield and its business, the following is a brief review of the potential impact these different factors may have on the company’s operations. Further discussion of the risk factors that should be considered can be found in Brookfield’s Annual Report or Annual Information Form posted on the company’s Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which the company operates), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield’s commercial properties are subject to mortgages, which require significant debt service payments. If the company is unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.

20	Q3/2005 Interim Report

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield’s ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates.
Brookfield’s commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
While the outlook for commercial office rents is positive in the longer term, 2005 may not provide the same level of increases in rental rates on renewal as compared to previous years. The company is, however, substantially protected against these short-term market conditions, since most of the company’s leases are long-term in nature with an average term of ten years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
Brookfield’s commercial properties operations have insurance covering certain acts of terrorism for up to $600 million of damage and business interruption costs. The company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.
In the company’s development operations, markets have been favorable over the past five years with strong demand for well located building lots, particularly in the United States. The company’s operations are concentrated in high growth areas which Brookfield believes to have positive demographic and economic conditions. Nonetheless, the home building and land development industry is cyclical and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, the company is subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in the construction schedules and cost overruns.
DERIVATIVE FINANCIAL INSTRUMENTS
The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction affects income.
At September 30, 2005, the company had foreign exchange contracts to sell a notional amount of C$660 million at a weighted average exchange rate of C$1.00 = US$0.85, maturing in November 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at September 30, 2005 was a loss of $6 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$225 million at a weighted average exchange rate of US$1.00 = C$1.17, maturing in October and November 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at September 30, 2005 was a gain of $3 million, which has been reflected in interest and other income, offset by an unrealized foreign exchange loss on the translation of the marketable securities.
SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the land development business. The commercial markets in which the company operates are primarily New York, Boston, Washington, D.C., Denver and Minneapolis in the U.S., and Toronto and Calgary in Canada. Approximately 74% of the company’s net operating income or 70% of the company’s funds from operations are derived from the U.S. The company’s land development operations are located in five markets: Calgary, Edmonton, and Toronto in Canada and Denver and Austin in the U.S. Details of the segmented financial information for the company’s principal areas of business by industry and geographic location are provided in Note 19 of the consolidated interim financial statements.
CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” Consistent with their presentation as liabilities, dividends paid on these preferred shares of $12 million and $36 million for the three and nine months ended September 30, 2005, respectively, or $10 million and $27 million during the same periods in 2004, have also been reclassified to interest expense. The retroactive adoption of this amendment resulted in an adjustment to opening retained earnings at January 1, 2004 of $20 million representing the cumulative foreign exchange impact of Canadian denominated capital securities and reclassification of issue costs. Income for the three and nine months ended September 30, 2004 and opening retained earnings at January 1, 2005 are similarly impacted by ($28) million, ($22)

Brookfield Properties Corporation	21

million and $80 million, respectively. Effective January 1, 2005, certain of these capital securities have been designated as hedges for accounting purposes to manage the company’s foreign currency exposure in respect to its Canadian denominated net investments.
Effective January 1, 2005, the company adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). This guideline provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. AcG 15 essentially harmonizes Canadian generally accepted accounting principles (GAAP) with the equivalent US standard, which the company adopted in its December 31, 2004 financial statements for purposes of reconciling to US GAAP. The adoption of this standard did not have a material impact on the company.
FORWARD-LOOKING STATEMENTS
This interim report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and, Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
USE OF ESTIMATES
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness, the volatility of the company’s stock price, the expected life of options and applicable risk free interest rate for calculating stock based compensation, and fair value for disclosure purposes. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included on page 20. The interrelated and complex nature of these factors prevents Brookfield from quantifying the overall impact of movements on the company’s financial statements.
DISTRIBUTIONS
Distributions paid by the company during the first three quarters of 2005 and the four quarters of 2004 are as follows:

		2005			2004
Share Description	Currency	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31

Common shares(1)	US$	$0.1800	$0.1800	$0.1100	$0.1100	$0.1100	$0.1000	$0.1000
Class A preferred shares	C$	0.0469	0.0469	0.0469	0.0469	0.0469	0.0469	0.0469
Class AA Series E preferred shares	C$	0.1859	0.1859	0.1859	0.1805	0.1650	0.1691	0.1915
Class AAA Series E preferred shares	C$	0.1814	0.1854	0.1834	0.1852	0.1680	0.1652	0.1843
Class AAA Series F preferred shares	C$	0.3750	0.3750	0.3750	0.3750	0.3750	0.3750	0.3750
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	0.3281	0.3281	0.3281	0.3281
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	0.3594	0.3594	0.3594	0.3594
Class AAA Series I preferred shares	C$	0.3250	0.3250	0.3250	0.3250	0.3250	0.3250	0.3250
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	0.3125	0.3125	0.2083	—
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.3250	0.2486	—	—	—

(1)	Per share amounts include the effect of the three-for-two common stock split on March 31, 2005
ADDITIONAL INFORMATION
A supplementary information package with more detailed financial information is posted on Brookfield’s web site at www.brookfieldproperties.com and should be read in conjunction with this Interim Report.
Craig J. Laurie
Senior Vice President and Chief Financial Officer
November 1, 2005

22	Q3/2005 Interim Report

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEET

Unaudited
(Millions)	Note	September 30, 2005	December 31, 2004(1)

Assets
Commercial properties	3	$7,043	$6,693
Development properties	4	547	716
Receivables and other	5	822	698
Marketable securities	6	207	285
Cash and cash equivalents		164	112
Assets held for sale(2)	7	19	—

		$8,802	$8,504

Liabilities and Shareholders’ Equity
Liabilities
Commercial property debt	8	$4,731	$4,550
Accounts payable and other liabilities	9	497	424
Future income tax liability	10	123	96
Liabilities related to assets held for sale(2)	7	12	—
Capital securities	11	1,101	1,069
Minority interests of others in properties	12	58	53
Preferred shares
Subsidiaries	13	331	320
Corporate	13	45	45
Common shares	14	1,904	1,947

		$8,802	$8,504

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation” (see Note 2)

(2)	During the third quarter of 2005, the company reached an agreement to sell its 50% interest in Colorado State Bank Building. As at September 30, 2005, the company has classified the assets and liabilities related to this asset as held for sale on its consolidated balance sheet (see Note 7)

See accompanying notes to the consolidated interim financial statements

Brookfield Properties Corporation	23

CONSOLIDATED STATEMENT OF INCOME

Unaudited		Three months ended Sept. 30			Nine months ended Sept. 30
(Millions, except per share amounts)	Note	2005	2004	(1)	2005	2004	(1)

Total revenue	16	$378	$345		$1,075	$1,052

Net operating income
Commercial property operations	16
Operating income from properties		163	168		497	513
Lease termination income		—	—		—	60

Total commercial property operations		163	168		497	573
Development operations	16	24	11		61	29
Interest and other		10	11		31	36

		197	190		589	638
Expenses
Interest	2	85	77		247	228
Administrative and development		11	10		33	31
Minority interests of others in properties		4	5		12	16

		97	98		297	363
Depreciation and amortization		42	37		119	106
Unrealized foreign exchange on preferred share restatement	2	—	28		—	22
Future income taxes and other provisions	10	22	22		61	99

Net income		$33	$11		$117	$136

Net income per share	14
Basic		$0.14	$0.05		$0.50	$0.58
Diluted		$0.14	$0.05		$0.49	$0.58

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation” (see Note 2)

See accompanying notes to the consolidated interim financial statements
CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Note	2005	2004 (1)	2005	2004 (1)

Retained earnings, beginning of period	2	$773	$831	$787	$777
Net income		33	11	117	136
Shareholder distributions
Preferred share dividends	2	(1)	(1)	(2)	(2)
Common share dividends		(41)	(25)	(108)	(72)
Amount paid in excess of the book value of common shares purchased for cancellation		(10)	—	(40)	(23)

Retained earnings, end of period		$754	$816	$754	$816

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation” (see Note 2)

See accompanying notes to the consolidated interim financial statements

24	Q3/2005 Interim Report

CONSOLIDATED STATEMENT OF CASHFLOW

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Note	2005	2004(1)	2005	2004(1)

Operating activities
Net income		$33	$11	$117	$136
Depreciation and amortization		42	37	119	106
Unrealized foreign exchange on preferred share restatement		—	28	—	22
Future income taxes and other provisions		22	22	61	99

		97	98	297	363
Commercial property tenant installation costs		(22)	(32)	(103)	(51)
Other		1	(23)	(168)	66

		76	43	26	378

Financing activities and capital distributions
Commercial property debt arranged		34	117	548	322
Commercial property debt repayments		(24)	(27)	(386)	(491)
Land development debt, net		(7)	(4)	(4)	(2)
Preferred shares issued, net		—	—	—	143
Common shares issued		2	1	6	9
Common shares of Brookfield acquired		(14)	(1)	(59)	(32)
Cashflow retained from (distributed to) minority interests of others		1	(2)	4	(33)
Preferred share dividends		(1)	(1)	(2)	(2)
Common share dividends		(41)	(25)	(108)	(72)

		(50)	58	(1)	(158)

Investment activities
Marketable securities, net		43	26	78	(19)
Acquisitions of real estate, net	18	—	(128)	—	(207)
Dispositions of real estate, net	18	—	14	—	33
Development and redevelopment investments		(12)	(15)	(38)	(46)
Capital expenditures		(6)	(10)	(13)	(17)

		25	(113)	27	(256)

Increase (decrease) in cash resources		51	(12)	52	(36)
Opening cash and cash equivalents		113	108	112	132

Closing cash and cash equivalents		$164	$96	$164	$96

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation” (see Note 2)

See accompanying notes to the consolidated interim financial statements

Brookfield Properties Corporation	25

Notes to the Consolidated Interim Financial Statements
(Unaudited)
NOTE 1. SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been restated or reclassified to conform to the current period’s presentation.
NOTE 2. CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” Consistent with their presentation as liabilities, dividends paid on these preferred shares of $12 million and $36 million for the three and nine months ended September 30, 2005, respectively, and $10 million and $27 million during the same periods in 2004, have also been reclassified to interest expense. The retroactive adoption of this amendment resulted in an adjustment to opening retained earnings at January 1, 2004 of $20 million representing the cumulative foreign exchange impact of Canadian denominated capital securities and reclassification of issue costs. Income for the three and nine months ended September 30, 2004 and opening retained earnings at January 1, 2005 are similarly impacted by ($28) million, ($22) million and $80 million, respectively. Effective January 1, 2005, certain of these capital securities have been designated as hedges for accounting purposes to manage the company’s foreign currency exposure in respect to its Canadian denominated net investments.
Effective January 1, 2005, the company adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). This guideline provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. AcG 15 essentially harmonizes Canadian generally accepted accounting principles (GAAP) with the equivalent US standard, which the company adopted in its December 31, 2004 financial statements for purposes of reconciling to US GAAP. The adoption of this standard did not have a material impact on the company.
NOTE 3. COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Sept. 30, 2005	Dec. 31, 2004

Commercial properties	$7,739	$7,272
Less: Accumulated depreciation	(696)	(579)

Total	$7,043	$6,693

NOTE 4. DEVELOPMENT PROPERTIES
Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	Sept. 30, 2005	Dec. 31, 2004

Commercial developments	$135	$399
Residential development land	412	317

Total	$547	$716

26	Q3/2005 Interim Report

NOTE 5. RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2005	Dec. 31, 2004

Receivables and real estate mortgages	$537	$435
Prepaid expenses and other assets	280	259
Non-core real estate assets held for sale	5	4

Total	$822	$698

NOTE 6. MARKETABLE SECURITIES
Marketable securities consists of a portfolio of fixed-rate corporate bonds with a fair value that approximates its book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007.
NOTE 7. ASSETS HELD FOR SALE
During the third quarter of 2005, the company reached an agreement to sell its 50% interest in Colorado State Bank Building for approximately $22 million. The transaction is expected to close by November 11, 2005. As at September 30, 2005, the company has classified this asset as held for sale on its consolidated balance sheet.
Assets of $19 million consisting of real estate, net of accumulated depreciation, and liabilities of $12 million consisting of mortgage notes payable have been reclassified to assets held for sale and liabilities related to assets held for sale, respectively. There was no material income statement, cashflow, or working capital impact for the three and nine months ended September 30, 2005 and 2004.
NOTE 8. COMMERCIAL PROPERTY DEBT
Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 93% of the company’s commercial property debt is due after 2006.

	Weighted
	Average	Principal Repayments
	Interest Rate at	Remainder					2010 &	Sept. 30,	Dec. 31,
(Millions)	Sept. 30, 2005	of 2005	2006	2007	2008	2009	Beyond	2005 Total	2004 Total

Commercial property debt	6.5%	$74	$250	$330	$273	$739	$3,065	$4,731	$4,550

Commercial property debt includes $967 million (2004 — $945 million) repayable in Canadian dollars of C$1,122 million (2004 — C$1,134 million). The weighted average interest at September 30, 2005 was 6.5% (2004 — 6.5%).
During the second quarter of 2005, the company refinanced One World Financial Center with a $300 million recourse mortgage debt at a rate of LIBOR + 100 basis points, a reduction of 100 basis points from the previous mortgage. The company also increased its bank credit facility by $200 million to $350 million at a rate of LIBOR + 110 basis points, a reduction of five basis points from the previous facility. The bank credit facility is in the form of a three-year revolving facility and was drawn in the amount of $267 million as at September 30, 2005.
NOTE 9. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Sept. 30, 2005	Dec. 31, 2004

Accounts payable and accrued liabilities	$328	$289
Land development debt	169	135

Total	$497	$424

Land development debt of $169 million (2004 — $135 million) is primarily recourse in nature to subsidiaries of the company. The weighted average interest rate on these advances as at September 30, 2005 was 4.5% (December 31, 2004 — 4.2%). Advances totaling $129 million are due by the end of 2005, and the remaining balances are due prior to 2008.
NOTE 10. FUTURE INCOME TAXES
Future income tax liability consists of the following:

(Millions)	Sept. 30, 2005	Dec. 31, 2004

Future income tax liabilities related to difference in tax and book basis, net	$581	$568
Future income tax assets related to non-capital losses and capital losses	(458)	(472)

Total	$123	$96

The company and its Canadian subsidiaries have future income tax assets of $272 million (December 31, 2004 — $277 million) that relate to non-capital losses which expire over the next ten years, and $47 million (December 31, 2004 — $45 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $140 million (December 31, 2004 — $150 million) that relate to net operating losses which expire over the next 16 years. The amount of non-capital losses and

Brookfield Properties Corporation	27

deductible temporary differences, for which no future income tax assets have been recognized, is approximately $394 million (December 31, 2004 — $400 million) which also expire over the next 10 years.
The components of income tax expense are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2004 - 35%)	$19	$15	$62	$90
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	4	3	12	9
Changes in income tax rates in other jurisdictions	(1)	1	1	5
Minority shareholders’ interests in income tax expense	(1)	(1)	(2)	(3)
Tax assets previously not recognized	—	—	(15)	(7)
Non-taxable portion of capital gains	—	—	—	(1)
Other	1	4	3	6

Total	$22	$22	$61	$99

NOTE 11. CAPITAL SECURITIES
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative	Sept. 30,	Dec. 31,
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	2005	2004

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$172	$167
Class AAA Series F	8,000,000	8,000,000	6.00%	172	167
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	173	167
Class AAA Series I	8,000,000	8,000,000	5.20%	172	167
Class AAA Series J	8,000,000	8,000,000	5.00%	172	167
Class AAA Series K	6,000,000	6,000,000	5.20%	130	124

Total				$1,101	$1,069

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

28	Q3/2005 Interim Report

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 12. MINORITY INTERESTS OF OTHERS IN PROPERTIES
Minority interests of others in properties include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2005	Dec. 31, 2004

Common shares of BPO Properties	11.0%	$47	$42
Limited partnership units of Brookfield Financial Properties	0.6%	11	11

Total		$58	$53

NOTE 13. PREFERRED SHARES: SUBSIDIARIES AND CORPORATE
Subsidiaries and corporate preferred shares outstanding at September 30, 2005 totaled $376 million (December 31, 2004 — $365 million). The details are as follows:
a) Subsidiaries
The company’s subsidiaries have the following preferred shares outstanding:

	Shares		Cumulative
(Millions, except share information)	Outstanding	Series	Dividend Rate	Sept. 30, 2005	Dec. 31, 2004

BPO Properties
	1,805,489	G	70% of bank prime	$39	$38
	3,816,527	J	70% of bank prime	82	80
	300	K	30-day BA + 0.4%	129	124
	2,847,711	M	70% of bank prime	62	59
	800,000	N	30-day BA + 0.4%	17	17

				$329	$318
100%-owned subsidiaries				2	2

Total				$331	$320

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
b) Corporate
The company has the following preferred shares authorized and outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2005	Dec. 31, 2004

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the

Brookfield Properties Corporation	29

company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.
NOTE 14. COMMON SHARES
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	Sept. 30, 2005	Dec. 31, 2004

Common shares	$1,069	$1,080
Retained earnings and cumulative translation adjustment	835	867

Total	$1,904	$1,947

Retained earnings and cumulative translation adjustment at September 30, 2005 include a foreign currency cumulative translation adjustment of $81 million (December 31, 2004 — $80 million).
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2005	2004	2005	2004

Net income	$33	$11	$117	$136
Preferred share dividends	(1)	(1)	(2)	(2)

Net income available to common shareholders	$32	$10	$115	$134

Weighted average common shares outstanding — basic	232.0	233.7	232.4	234.0
Net income per share — basic	$0.14	$0.05	$0.50	$0.58

Weighted average common shares outstanding — diluted	233.4	235.5	234.5	235.7
Net income per share — diluted	$0.14	$0.05	$0.49	$0.58

Weighted average common shares outstanding — basic	232.0	233.7	232.4	234.0
Unexercised options	1.4	1.8	2.1	1.7

Weighted average common shares outstanding — diluted	233.4	235.5	234.5	235.7

On February 9, 2005, the Board of Directors approved a three-for-two stock split in the form of a stock dividend payable on March 31, 2005 to shareholders of record on March 15, 2005. The weighted average common shares outstanding for the three and nine months ended September 30, 2004 have been restated to reflect the three-for-two stock split on March 31, 2005.
NOTE 15. STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During the first quarter of 2005, the company granted 763,000 stock options, on a post-split basis, under the Share Option Plan with an exercise price of $24.40 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 12% volatility, a weighted average dividend yield of 1.74% and an interest rate of 4.1%. The resulting fair value of $4 million (2004 — $6 million) is charged to expense over the vesting period of the options granted.
A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under each plan, officers and directors may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs for executive officers are vested over a five year period. Both plans accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
Employee compensation expense related to the stock option and the DSU plans for the three and nine months ended September 30, 2005 were $1 million and $3 million, respectively, compared with $1 million and $4 million for the same periods in 2004.

30	Q3/2005 Interim Report

NOTE 16. COMMERCIAL PROPERTY AND DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Revenue from commercial property operations	$273	$273	$813	$795
Lease termination income	—	—	—	60

Total commercial property revenue	273	273	813	855
Revenue from development operations	95	61	231	161

Revenue from commercial property and development operations	368	334	1,044	1,016
Interest and other	10	11	31	36

Total	$378	$345	$1,075	$1,052

(b) Commercial property operations
The results of the company’s commercial property operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Revenue	$273	$273	$813	$795
Lease termination income	—	—	—	60

Total commercial property revenue	273	273	813	855
Expenses	110	105	316	282

Total	$163	$168	$497	$573

(c) Development operations
The results of the company’s development operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Revenue	$95	$61	$231	$161
Expenses	71	50	170	132

Total	$24	$11	$61	$29

NOTE 17. GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million.
The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.
Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated interim financial statements of the company.
NOTE 18. OTHER INFORMATION
(a) At September 30, 2005, the company had foreign exchange contracts to sell a notional amount of C$660 million at a weighted average exchange rate of C$1.00 = US$0.85, maturing in November 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at September 30, 2005 was a loss of $6 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$225 million at a weighted average

Brookfield Properties Corporation	31

exchange rate of US$1.00 = C$1.17, maturing in October and November 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at September 30, 2005 was a gain of $3 million, which has been reflected in interest and other income, offset by an unrealized foreign exchange loss on the translation of the marketable securities.
(b) At September 30, 2005, Brookfield had approximately $274 million (December 31, 2004 — $216 million) of indebtedness outstanding to Brookfield Asset Management Inc. (currently Brascan Corporation) and its affiliates, $172 million of which is included in the company’s capital securities and the remainder of the indebtedness balance is included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense as discussed in Note 2 of the interim financial statements, totaled $2 million and $6 million for the three and nine months ended September 30, 2005, compared with $1 million and $9 million for the same periods in 2004, and were recorded at the exchange amount.
(c) Supplemental cashflow information

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2005	2004	2005	2004

Acquisitions of real estate	$—	$(128)	$—	$(360)
Mortgages assumed by purchasers	—	—	—	153

Net acquisitions	$—	$(128)	$—	$(207)

Dispositions of real estate	$—	$14	$—	$49
Mortgages assumed by purchasers	—	—	—	(16)

Net dispositions	$—	$14	$—	$33

Cash taxes paid	$2	$2	$7	$6

Cash interest paid (excluding preferred share dividends)	$76	$71	$222	$212

NOTE 19. SUBSEQUENT EVENT
(a) Subsequent to September 30, 2005, a newly-formed company (“Newco”) owned by a consortium which includes the Company’s subsidiary BPO Properties Ltd. (“BPO”) and two institutional investors (the “Consortium”), completed the acquisition of O&Y Properties Corporation at a price of C$12.72 per share in cash. O&Y Properties Corporation’s portfolio is comprised of approximately 10.8 million square feet of office properties and development sites in Toronto, Ottawa, Calgary, Edmonton and Winnipeg, including First Canadian Place in Toronto and a 42% interest in O&Y Real Estate Investment Trust (“O&Y REIT”).
On October 21, 2005, the Company also announced that all of the conditions of the take-over bid for limited voting units of O&Y REIT made by Newco have been satisfied or waived. The Consortium intends to cause O&Y REIT to effect a subsequent acquisition transaction whereby all issued and outstanding limited voting units of O&Y REIT will be redeemed for C$16.25 per unit in cash. A special meeting of O&Y REIT unitholders to approve the subsequent acquisition transaction has been scheduled for November 28, 2005. Since the majority of the minority limited voting units have been acquired by Newco, such units will be voted in favor of the subsequent acquisition transaction thereby ensuring that it will be approved. Once the subsequent acquisition transaction is implemented, the assets of O&Y REIT will be sold to the Consortium and the outstanding units will be redeemed for cash from the proceeds of that sale.
BPO Properties will provide 25% of the equity and serve as property and asset manager for the portfolio. It is expected that BPO Properties’ equity investment will total approximately C$200 million.
The company is in the process of quantifying the effect of the acquisition on its financial position.
(b) On October 31, 2005, the company acquired the remaining 50% interest in the Bay-Adelaide Centre development at a price of C$105 million, payable with C$80 million cash and a C$25 million vendor-take-back mortgage (VTB). If the construction commencement date does not occur within a three-year term the VTB is permanently reduced by $12.5 million.

32	Q3/2005 Interim Report

NOTE 20. SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the land development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location during the three months ended September 30:

	United States		Canada		Total
(Millions)	2005	2004	2005	2004	2005	2004

Commercial property operations
Rental revenues	$195	$194	$78	$79	$273	$273
Expenses	78	69	32	36	110	105

	117	125	46	43	163	168

Development operations
Revenues	3	3	92	58	95	61
Expenses	3	3	68	47	71	50

	—	—	24	11	24	11

Interest and other	3	3	7	8	10	11

Operating income	120	128	77	62	197	190
Interest expense	59	54	26	23	85	77
Administrative and development	5	4	6	6	11	10
Minority interests of others in properties	—	1	4	4	4	5

Income before undernoted	56	69	41	29	97	98
Depreciation and amortization	29	25	13	12	42	37

Income before unallocated costs	27	44	28	17	55	61
Unrealized foreign exchange on preferred share restatement					—	28
Future income taxes and other provisions					22	22

Net income					$33	$11

Acquisitions of real estate, net	$—	$106	$—	$22	$—	$128
Dispositions of real estate, net	—	—	—	(14)	—	(14)
Commercial property tenant installation costs	20	30	2	2	22	32
Development and redevelopment investments	8	13	4	2	12	15
Capital expenditures	1	4	5	6	6	10

	United States		Canada		Total
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2005	2004	2005	2004	2005	2004

Assets
Commercial properties	$5,371	$5,093	$1,672	$1,600	$7,043	$6,693
Development properties	84	326	463	390	547	716
Receivables and other	390	357	432	341	822	698
Marketable securities	—	—	207	285	207	285
Cash and cash equivalents	16	49	148	63	164	112
Assets held for sale	19	—	—	—	19	—

	$5,880	$5,825	$2,922	$2,679	$8,802	$8,504

Brookfield Properties Corporation	33

The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location during the nine months ended September 30:

	United States		Canada		Total
(Millions)	2005	2004	2005	2004	2005	2004

Commercial property operations
Rental revenues	$587	$574	$226	$221	$813	$795
Lease termination income	—	60	—	—	—	60
Expenses	223	186	93	96	316	282

	364	448	133	125	497	573

Development operations
Revenues	7	8	224	153	231	161
Expenses	7	7	163	125	170	132

	—	1	61	28	61	29

Interest and other	6	12	25	24	31	36

Operating income	370	461	219	177	589	638
Interest expense	173	164	74	64	247	228
Administrative and development	17	15	16	16	33	31
Minority interests of others in properties	—	4	12	12	12	16

Income before undernoted	180	278	117	85	297	363
Depreciation and amortization	83	73	36	33	119	106

Income before unallocated costs	97	205	81	52	178	257
Unrealized foreign exchange on preferred share restatement					—	22
Future income taxes and other provisions					61	99

Net income					$117	$136

Acquisitions of real estate, net	$—	$124	$—	$83	$—	$207
Dispositions of real estate, net	—	(3)	—	(30)	—	(33)
Commercial property tenant installation costs	95	44	8	7	103	51
Development and redevelopment investments	32	42	6	4	38	46
Capital expenditures	6	9	7	8	13	17

34	Q3/2005 Interim Report

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at Sept. 30, 2005	Symbol	Stock Exchange

Common Shares	231,698,615	BPO	New York / Toronto
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date

Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December

Class A Preferred Shares	First day of March and September	15th day of March and September
Series A, B

Class AA Preferred Shares	15th day of March, June,	Last business day of March, June, September
Series E	September and December	and December

Class AAA Preferred Shares	15th day of March, June,	Last business day of March, June, September
Series E, F, G, H, I, J and K	September and December	and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2001		2002	2003		2004	2005

March 31	$—		$0.07	$0.07	(5)	$0.10	$0.11
June 30	0.09		0.07	0.07		0.10	0.18
September 30	0.07	(4)	0.07	0.10		0.11	0.18
December 31	0.07		0.07	0.10		0.11	0.18

(3)	Adjusted to reflect the three-for-two stock split effective March 31, 2005

(4)	Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment

(5)	Excludes the distribution of Brookfield Homes Corporation

Brookfield Properties Corporation	35

Corporate Information
CORPORATE PROFILE
Brookfield Properties Corporation owns, develops and manages premier North American office properties. Including First Canadian Place in Toronto, the Brookfield portfolio comprises 47 commercial properties and development sites totaling 49 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.
BROOKFIELD PROPERTIES CORPORATION

Three World Financial Center	BCE Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7196	Fax: (416) 369-2301
www.brookfieldproperties.com
SHAREHOLDER INQUIRIES
Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.